

Mail Stop 7010

November 30, 2007

Mr. Kieran Caterina
Acting Co-Chief Financial Officer
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

> **RE:** **Form 10-K/A for the fiscal year ended December 31, 2006**
> **Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and**
> **September 30, 2007**
> **File No. 1-14761**

Dear Mr. Caterina:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief